As filed with the Securities and Exchange Commission on March 2, 1998.

                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                          ____________________

                             SCHEDULE 13E-4
                            (Final Amendment)
                     ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of the
                     Securities ExchangeAct of 1934)

                           TREDEGAR INDUSTRIES, INC.
                              (Name of Issuer)

                           TREDEGAR INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)


                                 Common Stock
                        (Title of Class of Securities)


                                    89465010
                       (CUSIP Number of Class of Securities)

                              Nancy M. Taylor, Esq.
                           General Counsel and Secretary
                             TREDEGAR INDUSTRIES, INC.
                              1100 Boulders Parkway
                             Richmond, Virginia 23225
                                  (804)330-1000
                     (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              ____________________


                                    Copies to:
                            C. Porter Vaughan, III, Esq.
                                 Hunton & Williams
                            Riverfront Plaza, East Tower
                                951 East Byrd Street
                              Richmond, Virginia 23219
                                  (804)788-8200

                                  January 16, 1998
                         (Date Tender Offer First Published,
                          Sent or Given to Security Holders)

      This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated as of January 16, 1998 (the "Issuer
Tender Offer Statement"), relating to the offer by Tredegar Industries, Inc. (the "Company") to purchase 1,250,000 shares (or such lesser number of shares as are properly tendered) of its common stock, no par value per share (the "Shares"), at prices not in excess of $65.00 nor less than $58.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 1998, and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's stock plans), which together constitute the "Offer," is hereby amended to incorporate the information included in the exhibit referred to below.

     On February 16, 1998, the Company annouced that, based on a preliminary count, it expected to purchase approximately 500,000 Shares at a price of $65.00 per Share, in accordance with the terms of the Offer.

     A total of approximately 502,924 Shares were validly tendered and not withdrawn pursuant to the Offer at or below $65.00 per Share, including Shares for which certificates were delivered to the depositary for the Offer, American Stock Transfer & Trust Company, pursuant to the Offer's guaranteed delivery procedure. The Company has accepted for purchase all 502,924 Shares for $37.2 million or $65.00 per Share. On February 16, 1998, the Company issued a press release, a copy of which was filed as Exhibit (a)(15) to Amendment No. 1 to the Issuer Tender Offer Statement.

                              SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.

March 2, 1998


                                               TREDEGAR INDUSTRIES, INC.



                                                By:   /s/ Norman A. Scher
                                                      Norman A. Scher
                                                      Executive Vice President